EXHIBIT 99.1

Re: Midroog Report

Ramat-Gan, Israel		January 17, 2019

Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series C and D) issued by the Company.

Midroog is lowering the rating of the debentures (Series C and D) from Ba2.il to Ca.il and retaining the rating outlook of credit review with uncertain implications.

The credit downgrade reflects Midroog’s assessment of a default with a high level of certainty.

Midroog estimates that the Company is about to appeal to the debenture holders for a proposed debt settlement, following the Company's report dated January 16, 2019. In connection with the Company’s auction to receive bids to sell shares of B Communications Ltd. (“BCom”) that it is holding, the Company reported that it had not received any binding bids and that under these circumstances, it intends to withhold payments to the debenture holders until further notice.

Midroog says that the Company has pending payment obligations: (a) to its Series C Debenture Holders on March 10, 2019, in the amount of approximately NIS 20 million (principal and interest) (which constitutes the last payment for this Series); and (b) to its Series D Debenture Holders on March 15, 2019 in the amount of approximately NIS 20 million (interest), which if paid, will leave the Company with a cash balance of NIS 97 million enough to pay only the next payment in September 2019.

The company's main asset is its 64.78% control of the share capital of Bcom, which holds 26.6% of the share capital of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”, Aa2.il with a stable outlook). Approximately 14% of the share capital held by the Company in Bcom are "free" shares that the Company can sell without the “control permit” regulatory process.

The rating of the debentures remains under review with uncertain implications, given the likelihood of additional developments that may have a negative or a positive effect.

On January 10, 2019, Midroog lowered the credit rating of Bcom’s debentures (Series B and C) from A2.il to A3.il and retained the rating outlook of credit review with negative implications. The downgrade was a result of the weakening of Bcom’s financial flexibility in light of the decline in the market value of Bcom’s holdings of Bezeq and the significant decline in the forecasted dividends flow from Bezeq.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il